SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2019
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON APRIL 24th, 2019

DATE, TIME AND PLACE: April 24th, 2019, at 10.00 a.m, at the head office of TIM Participações S.A. (“Company”), domiciled at Avenida João Cabral de Mello Neto, nº 850 - Torre Norte, 12º andar, Sala 1212, Barra da Tijuca, in the City and State of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting of the Company was held at the date, time and place mentioned above, with the presence of Messrs. Nicandro Durante, Alberto Emmanuel Carvalho Whitaker, Gesner José de Oliveira Filho, Herculano Anibal Alves, Piergiorgio Peluso, Pietro Labriola and Raimondo Zizza, either in person or by means of videoconference, as provided in paragraph 2, Article 25 of the Company's By-laws. Justified absence of Messrs. Agostino Nuzzolo, Carlo Nardello, and Elisabetta Romano.

BOARD: Mr. Nicandro Durante - Chairman; and Mr. Jaques Horn - Secretary.

AGENDA: (1) To acknowledge on the activities carried out by the Statutory Audit Committee; (2) To resolve on the appointment of the independent auditors of the Company; and (3) To resolve on the agreement for the supply of services between the subsidiary of the Company, TIM S.A., and Telecom Italia S.p.A.

RESOLUTIONS: Upon review and discussion of the subjects included on the Agenda, the Board Members, unanimously by those present and with the abstention of the legally restricted, decided to register the discussions as follows:

(1) Acknowledged on the activities carried out by the Statutory Audit Committee (“CAE”) at its meetings held on April 3rd, 9th and 24th, 2019, as per Mr. Alberto Emmanuel Carvalho Whitaker’s report, Coordinator of the CAE.

(2) According to the material presented and the favorable assessment of the CAE, registered at its meeting held on April 24th, 2019, approved the appointment of Ernst & Young Auditores Independentes S/S (“EY”), as the independent auditors of the Company, to provide audit services regarding the Company’s financial statements, for the fiscal year ending on December 31st, 2019, and responsible for the revision of the Quarterly Financial Information as from the second quarter of 2019, in replacement of PricewaterhouseCoopers Brasil Ltda. (“PwC”).

(3) Approved the supply of services agreement to be entered between the subsidiary of the Company, TIM S.A., and Telecom Italia S.p.A., based on the favorable opinion of the Statutory Audit Committee, on its meeting held on April 24th, 2019.

CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all attendees Board Members: Messrs. Nicandro Durante, Alberto Emmanuel Carvalho Whitaker, Gesner José de Oliveira Filho, Herculano Anibal Alves, Piergiorgio Peluso, Pietro Labriola and Raimondo Zizza.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), April 24th, 2019.

JAQUES HORN
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date:April 24, 2019	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.